

November 9, 2022

Misbah Tahir
Chief Financial Officer
IGM Biosciences, Inc.
325 E. Middlefield Road
Mountain View, CA 94043

> **Re: IGM Biosciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 3, 2022**
> **File No. 333-268136**

Dear Misbah Tahir:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jennifer Knapp